September 26, 2006

Stephen G. Shank
Chairman and Chief Executive Officer
Capella Education Company
225 South 6th Street, 9th Floor
Minneapolis, MN 55402

>   **Re: Capella Education Company**
>   **Registration Statement on Form S-1/A-2**
>   **Filed August 29, 2006**
>   **Registration No. 333-124119**

Dear Mr. Shank:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are still considering your response to prior comment 3.

Risk Factors

2.   In response to previous comments 8 and 9, please tell us how you determined that the risks previously disclosed are no longer material. It appears from the deleted disclosure that you had obtained only a temporary solution to the deficiencies. Please provide us with a brief explanation of how you have resolved the concerns/risks entirely and address the last sentence of our prior comment 9.

If regulators do not approve or delay their approval of transactions…page 15

3.   With respect to the pending requests in Illinois and Nevada, please quantify the revenue derived from those states so that investors can better evaluate the risk should your requests be denied. To the extent that the approvals are granted prior to effectiveness, please update the disclosure accordingly.

Management Discussion and Analysis

Results of Operations

Six Months Ended June 30, 2006…page 49

4.   We note that the increase in revenue for the period ended June 30, 2006 as compared to June 30, 2005 was attributable to an increase in enrollments and an increase in tuition. Please quantify the amount/percentage attributable to each factor. Provide similar disclosure for other comparable periods.

Employment Agreements, page 93

5.   Please revise to describe the "for good cause" element in Mr. Offerman's employment agreement. Provide disclosure for similar terms you reference as "defined" in the respective letters of agreement for Ms. Martin, Mr. Sobaski and Mr. Watson.

Exhibits

6.   Please file a legal opinion with your next amendment or provide us with a draft of the opinion so that we have an opportunity to review it.

*   *   *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden at 202-551-3472 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael Coddington, Esq. (*via facsimile)*